[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 298/2003
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                                                                DATE: 11/17/2003

         An accumulated income of 13 thousand, 940 million dollars was obtained by Petroleos Mexicanos, by exporting an average volume of one million, 860 thousand barrels of varying quality crude oil per day, from January to October, 2003.

         The currency captured during the months referred to, was a greater amount by one thousand, 188 million dollars, compared with the income generated by crude sales abroad in the first ten months of 2002. Likewise, the value of exports from January to October of this year was greater by 831 million dollars compared with the export value for the entire previous year.

         Based on the oil indicators corresponding to the month of October this year, in the first ten months, the average weighted sales price of the Mexican crude oils basket of exports was 24.65 dollars per barrel.

         During the period of reference, Petroleos Mexicanos, through the PMI Comercio Internacional, sold an average of 17 thousand barrels per day of Istmo type oil to the different customers of Mexico on the American Continent and in Europe and the Far East, generating a currency income for Mexico of 144 million dollars.

         With regards to the exports of Maya heavy oil, made during the January to October period in 2003, Pemex captured a total of 11 thousand, 884 million dollars, by selling an average volume of one million, 627 thousand barrels a day in three geographical regions.

         Regarding the sales of the Olmeca extra-light crude oil, which, for its quality and price, enjoys great popularity in the international market Pemex exported an average daily volume of 216 thousand barrels from January to October, 2003, with a value of one thousand, 912 million dollars.

         Last year, the American Continent acquired a volume of one million, 627 thousand barrels per day of the Mexican crude oil exports, followed by Europe, with a daily average of 181 thousand barrels and, finally, the Far East, with 52 thousand barrels.

         The average price of Istmo crude oil in the months referred to was
27.36 dollars per barrel, the Maya crude oil was 24.04 dollars per barrel and the Olmec crude oil closed at 29.11 dollars per barrel.

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